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SEC FILE NUMBER
8-69639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Suisse LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 1st Avenue, Unit 25D
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steffen Buschbacher	(206) 617-4525	steffen@capitalsuisse.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Ln, #401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Steffen Buschbacher_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Capital Suisse LLC_____, as of _____December 31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: Managing Member & Chief Compliance Officer

Notary Public
State of Washington
Jen Ziegler
Commission No. 122478
Commission Expires 04-17-2025



Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

<u>CAPITAL SUISSE LLC</u>

<u>REPORT PURSUANT TO RULE 17a-5(d)</u>

<u>YEAR ENDED DECEMBER 31, 2023</u>

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

CAPITAL SUISSE LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital Suisse, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Suisse, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capital Suisse, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Capital Suisse, LLC's management. Our responsibility is to express an opinion on Capital Suisse, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Suisse, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Capital Suisse, LLC's auditor since 2020.
Kennett Square, Pennsylvania
March 26, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

CAPITAL SUISSE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash	$	91,552
Accounts Receivable, less allowance for credit losses		15,454
Fixed Assets, net accumulated depreciation		3,130
Prepayments and Other Assets		5,282
Total Assets	**$**	**115,418**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accrued Liabilities	$	3,440
Accounts Payable		15,475
Total Current Liabilities		18,915
Long-Term Liabilities		
Subordinated Loan		25,001
Total Long-Term Liabilities		25,001
Total Liabilities		43,916
Members' Equity		
Members' Equity		71,502
Total Liabilities and Members' Equity	**$**	**115,418**

The accompanying notes are an integral part of this statement of financial condition.

CAPITAL SUISSE LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and Nature of Business

Capital Suisse LLC (the "Company"), a Washington limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in Seattle, Washington and the Company is authorized to engage in corporate advisory services and the private placement of securities. The Company does not claim an exemption from Securities Exchange Act of 1934 Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the year ended December 31, 2023, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts.

The Company is a limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Accounting Updates Adopted

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including cash and accounts receivable. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The impact of the adoption was not considered material to the statement of financial condition and primarily resulted only in new or enhanced disclosures.

3. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments – Credit Losses

In accordance with FASB ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," the ASU adds to US GAAP an impairment model ("CECL model") that is based on expected losses rather than incurred losses. The Company must recognize as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. A broker-dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. A broker-dealer is not, however, required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote. Financial assets held by the Company that are subject to measurement of credit losses were Accounts Receivable.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees earned from consulting and advisory services and related expenses for client travel and research. Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. At each balance sheet date, the Company recognizes an expected allowance for credit losses. Each calendar quarter, when the Company must file regulatory reports, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. Accounts Receivable are evaluated individually when they do not share similar risk characteristics which could exist in circumstances where amounts are considered at risk or uncollectible. The allowance estimate is derived from a review of the Company's historical losses based on the aging of receivables and assessment of the Company's historical losses with a given client and that client's own financial circumstances. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses as the Company's client base has remained constant, though a larger-than-typical percentage of receivables at December 31, 2023, were due to expense reimbursements (14% at December 31, 2022, versus 55% at December 31, 2023) rather than fees from consulting and advisory services. The Company anticipates higher credit losses on expense reimbursements than have been incurred in the past and lower credit losses on service fees receivable. Accordingly, management determined that its allowance for credit losses should be increased by 2.88% across all aging categories. The allowance for credit losses was $7,000 at December 31, 2023.

Accounts Receivable, December 31, 2022	$35,000
Change in Balance	(12,746)
Accounts Receivable, December 31, 2023	$22,254

Fixed Assets

At December 31, 2023, the Company had fixed assets, net of accumulated depreciation, of $3,130. Accumulated depreciation at December 31, 2023, was $8,397. The fixed assets consist of computer and telephone equipment. The Company uses the straight-line method of depreciation and recognized $2,953 in depreciation expense during the period.

Revenue Recognition

The Company's revenues consist of consulting fees for pre-offering advisory services with issuers for whom the Company has agreed to act as agent for the private placement of securities on a best-efforts basis. The Company recognizes revenues when the promised goods or services are delivered to our customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when significant reversal of such amounts is not probable. Pre-offering advisory fees and related non-refundable retainer revenues are recognized as advice is provided to the client, based on the terms of the agreement, the estimated progress of work, if applicable, and the availability of Company personnel to support client needs. These agreements are generally for specific periods of time, and may be extended by mutual agreement. Advisory costs are recognized as incurred in the relevant expense line items, including when reimbursed. The Company has elected the practical expedient allowing the recognition of the incremental costs of obtaining a contract as an expense when incurred. The Company does not have any accrued contract costs as of December 31, 2023.

In 2023, the Company's revenues came from two consulting relationships, each of which accounted for approximately half of the Company's total revenues. Both consulting agreements have expired and neither has been extended through the date this statement of financial condition was available to be issued. The Company continues to seek consulting and private placement engagements with issuers

Income Taxes

The Company is a Washington limited liability company and is treated as a partnership for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying statement of financial condition. The Company is subject to income taxes in certain local jurisdictions in which it operates, primarily related to gross revenue taxes in the state of Washington and city of Seattle.

Subsequent events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued, which was March 26, 2024. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Company had net capital and net capital requirements of $72,637 and $5,000 respectively. The net capital was in excess of the required net capital level by $67,637. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.26 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 15 to 1.

6. Commitments and Contingencies

The Company operates out of the principal officer's private residence and had no lease or sub-lease obligations at December 31, 2023. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for remaining lease terms exceeding one year. Accordingly, the Company has not recognized either a lease liability or a right-to-use asset.

A related party of the Company previously assumed a sub-lease held by the Company and provided office space to the Company prior to the termination of the sub-lease in July of 2022. During the period January 1, 2023, through December 31, 2023, the related party paid expenses of the Company in the amount of $1,710 in exchange for being assigned the deposit on the original sublease.

As of December 31, 2023, the Company had no guarantees and management of the Company believes that there are no commitments or contingencies that may result in a loss or future obligation.

7. Risks and Uncertainties

During the period January 1, 2023, through December 31, 2023, there has been ongoing uncertainty primarily with respect to world markets and continuing supply chain issues. Further international conflict, including the war in Ukraine and the Middle East, political uncertainty and the possibility of a US government shutdown, as well as rapidly rising interest rates, coupled with some continued anticipation of recession, have all increased uncertainty in financial markets. The financial performance of the Company continues to be subject to future developments related to these issues. The impact on financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.